Exhibit 10.29

June 10, 1987

Mr. John J. Dowling, III
8557 Colonial Lane
St. Louis, Missouri 63124

Dear John:

This letter agreement sets forth our agreements and understandings with respect to your employment by Sequa Corporation (the "Company"). It is therefore agreed between the Company and yourself as follows:

1. You are to work full time and exclusively for the Company as an Associate General Counsel and will report directly to the undersigned in his capacity as Senior Vice President and Secretary. The location of your employment during the initial term of this Agreement will be the St. Louis, Missouri area, although it is anticipated that you will be required to travel extensively whether to report to the undersigned in New York City, or to otherwise carry out your duties hereunder.

2. The initial term of your employment hereunder by the Company will be for a period of sixteen months commencing June 1, 1987 and ending September 30, 1988, subject however to such prior early cancellation as may occur pursuant to the provisions of Sections 5, 6 or 7 below. Your employment shall automatically continue thereafter under the same terms and conditions as stated herein unless terminated at any time by either party with or without cause upon not less than 60 days' notice.

3. As your compensation for the services to be rendered by you hereunder, you will be paid a base salary at the rate of $105,000 per annum commencing as of June 1, 1987 and continuing thereafter throughout the entire term of this Agreement, provided however that based upon your performance you will be eligible beginning January 1, 1988 for merit increases at the discretion of the Board of Directors of the Company. In addition, you will be entitled to participate in the Company's Management Bonus Plan as of January 1, 1988 at a target bonus rate of fifty percent of your annual base salary with a minimum bonus payment of $47,250 for the year 1987. You will also be entitled to reimbursement of all authorized, reasonable travel related expenses paid or incurred by you in the performance of your obligations under this Agreement. You will be paid before June 30, 1987, a lump sum fifteen per cent of your previous salary ($87,000) for the "Transition Period" from January 1, 1987 through May 31, 1987 and as of June 1, 1987 such "Transition" incentive pay shall cease.

4. The Company further agrees to the following:

   A. You shall continue to be eligible to participate in the same medical, dental, group life, disability insurance, pension and 401K programs in which you currently participate as an employee of Chromalloy American Corporation ("Chromalloy"), a wholly-owned subsidiary of the Company, in each case in accordance with the terms and conditions of the plans and benefit packages from time to time in effect (including any required employee contributions).

   B. You will continue to have the use of a leased car in accordance with the terms of the Chromalloy Car Policy.

   C. You will be appointed Vice President of Chromalloy and retain your position as Assistant Secretary of Chromalloy.

5. In the event of your death at any time during the period hereof, your employment by the Company shall be deemed to have ceased as of the date of your death without notice to your estate. If, during a twelve month period (not limited to a calendar year) you are absent from your employment or substantially unable to perform such duties as are required of you pursuant to the provisions hereof by reason of illness or other incapacity, or any other cause of whatsoever nature, for more than ninety (90) days in the aggregate, the Company may, upon at least ten (10) days' prior written notice to you (which notice shall fix the date of termination) terminate the term of your employment hereunder. Upon the termination of the term of your employment hereunder as aforesaid, the Company shall be relieved of any and all further obligations to you arising out of this Agreement except for any accrued and unpaid salary, accrued vacation, authorized expenses and the payments referred to in Section 8 hereto.

6. The Company shall have the right at any time, on not less than thirty (30) days' notice in writing, to terminate your employment hereunder for due cause specified in such notice, unless such cause shall have been removed or otherwise cured prior to the termination date specified in such notice. "Due cause" shall mean (a) the deliberate and intentional refusal (except by reason of or incapacity due to physical or mental illness or disability) by you to devote substantially your entire business time and necessary efforts to the performance of your duties hereunder as provided in Section 1 above or (b) a breach by you of the provisions of Section 10.

7. Notwithstanding anything contained herein to the contrary, this Agreement and your employment thereunder may be terminated either (a) by you for any reason whatsoever on not less than sixty (60) days' written notice given by you to the Company at any time after July 1, 1988 or (b) by the Company, without cause, on not less than sixty (60) days' written notice given by the Company to you at any

time after September 30, 1988. In the event either you or the Company elects early termination of this Agreement pursuant to the respective provisions of the foregoing subsections 7(a) or 7(b), you will be paid a bonus under the Company's Management Bonus Plan for the year of cancellation at the rate of your target bonus percentage and calculated on a prorated basis (i.e. the number of months worked in whole or part in that year, through the last day of your employment divided by 12). Such bonus will be paid to you within forty-five (45) days of your final employment date hereunder. In the further event that your employment hereunder shall terminate pursuant to either subsections 7(a) or 7(b) hereof, then the following will apply:

A. At your option, and/or until you accept alternative employment or a self-employed position, but not later than the end of a one year severance period (or such later date as may be required by law) the Company will continue your medical, dental, group life and disability income insurance coverages, in each case in accordance with the terms and conditions of the plans and benefit packages from time to time in effect (including any required employee contributions). At the expiration of such coverage period, you may exercise any option to convert such group coverages to individual policies as might be available.

B. Your leased car will continue to be made available to you in accordance with the terms of the Chromalloy Company Car Policy until the end of a one year severance period or until you secure alternative employment providing a company car, if sooner, and if you desire, you will be afforded an opportunity at the expiration of that period to purchase your car at its then fair market value. Maintenance and insurance expenses incurred in the normal operation of your company car will be reimbursed by the Company in accordance with the Sequa Corporation Car Policy.

C. You will be entitled to continue to accrue pension benefits through the end of a one year severance period under the Chromalloy American Pension Plan for Salaried Employees, in accordance with the terms of said Plan, all of which benefits will be deemed vested.

D. To assist you in your search for alternative employment, Company will make available to you the professional outplacement services of a firm approved by Company and will authorize that firm to provide such services in an amount up to $20,000. Alternatively, at your option, you may elect to receive a cash payment of $8,000 in lieu of outplacement services.

8. Upon the termination of your employment hereunder for any reason whatsoever, other than for cause as specified in Section 6 hereof, and regardless when such termination occurs, the Company will provide you with any accrued but unused vacation pay plus a lump sum severance payment in an amount equal to your then annual current base salary, unless you already received severance from the Company as part of a relocation package. If severance is paid to you as part of a relocation package, the only severance you might be entitled to in the future would be in accordance with the Sequa Corporation severance policy as approved by the Sequa Corporation Board of Directors.

9. Income taxes (and social security and other employment taxes) will be withheld from payments hereunder when applicable.

10. (a) Except as may be required in a court proceeding, you agree not to disclose any secret or confidential information pertaining to the business of the Company without its consent, either before or after any termination of your employment with the Company, and further that, upon any such termination, you will deliver to the Company all notes, drawings, blueprints and other papers belonging to the Company.

    (b) You agree to assign to the Company the entire right, title and interest, for the United States of America and all foreign countries, in and to any and all inventions made, conceived, or acquired (either alone or jointly with another) by you during the term of your employment hereunder which result from work assigned to you by the Company, or any other inventions which are made on the time of or at the expense of or with the materials or labor of the Company. At any time hereafter, whether or not you are then in the employ of the Company, upon request and without charge you will execute appropriate documents to implement this covenant.

    (c) You agree to make prompt, full and complete disclosure to the Company of any and all inventions and improvements made by you during the term of your employment by the Company which relate to the business of the Company whether or not patentable and whether or not coming within the provisions of Section 10 (b) hereof.

11. This Agreement shall constitute the sole agreement between you and the Company and all prior arrangements, understandings and agreements are hereby nullified and superseded including without limitation the transition and termination agreements between Chromalloy and yourself.

12. This Agreement shall be governed by and be interpreted in accordance with the laws of the State of New York.

If the foregoing conforms with your understanding, please signify your approval of all of the terms thereof by signing, and returning the enclosed copy of this letter to the undersigned.

Very truly yours,

SEQUA CORPORATION

By: /s/ Bernard M. Jaffe
Senior Vice President
and Secretary

ACCEPTED AND APPROVED AS OF
June 30th, 1987.

By: /s/ John J. Dowling III
John J. Dowling, III